EXHIBIT 99.2

March 19, 2013

British Columbia Securities Commission	TSX Venture Exchange
PO Box 10142, Pacific Centre	PO Box 11633
701 West Georgia Street	2700 – 650 West Georgia Street
Vancouver, BC V7Y 1L2	Vancouver, BC V6B 4N9

Alberta Securities Commission	Ontario Securities Commission
400 – 300 Fifth Avenue SW	1903 – 20 Queen Street West
Calgary, AB T2P 3C4	Toronto, ON M5H 3S8

Dear Sirs:

Re:	Coral Gold Resources Ltd. (the “Company”)
Change of Auditor

We are writing in accordance with Section 4.11(5)(a) of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated March 11, 2013 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

Chartered Accountants